WOODSIDE

8 December 2004

04046952

RECEIVED
2004 DEC 20 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 7 December 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 1/3

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 7 DECEMBER 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 30 November 2004.

PSC-B, Block 4
Merou-1, Tiof-3 ST2, Tiof-5 and Chinguetti Development wells

Merou-1 Exploration well
The Merou-1 exploration well was plugged and abandoned by the "*Stena Tay*" drill rig on 1 December 2004. The "*Stena Tay*" then moved to the Tiof-5 location.

Tiof-3 ST2 Appraisal well
The Tiof-3 ST2 well was suspended as a potential future development well by the "*West Navigator*" drill ship on 3 December 2004. The "*West Navigator*" then moved to the Chinguetti Field.

Tiof-5 Appraisal well
The Tiof-5 appraisal well was spudded by the "*Stena Tay*" drill rig on 3 December 2004 in 993 metres of water. The 17½ inch hole was drilled to a depth of 2,159 metres where the $13^3/_8$ inch casing was set. At midnight on 6 December 2004 the rig was preparing to drill ahead to the target interval.

Chinguetti Development wells
The "*West Navigator*" drill ship resumed operations on Chinguetti Development wells on 3 December 2004. Woodside does not plan to issue further announcements regarding operations on Chinguetti development wells but will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.